                                  SCHEDULE 13G

                                 (RULE 13d-102)

 Information to be Included in Statements Filed Pursuant to Rule 13d-1(b), (c) and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2.



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)*

                         Caliber Learning Network, Inc.
--------------------------------------------------------------------------------
                              (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                   129914107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               December 31, 2000
--------------------------------------------------------------------------------

            (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ ]    Rule 13d-1(b)

                  [X]    Rule 13d-1(c)

                  [ ]    Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 129914107                   13G                      PAGE 2 OF 7 PAGES
--------------------------------------------------------------------------------
  1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

        Steven M. Taslitz
--------------------------------------------------------------------------------
  2     Check the Appropriate Box if a Member of a Group     (a) [ ]
        (See Instructions)                                   (b) [ ]


--------------------------------------------------------------------------------
  3     SEC Use Only


--------------------------------------------------------------------------------
  4     Citizenship or Place of Organization

        U.S.A.
--------------------------------------------------------------------------------
    Number of
                           5       Sole Voting Power

      Shares                       439,588
                           -----------------------------------------------------
   Beneficially            6       Shared Voting Power

                                   1,005,174
     Owned by              -----------------------------------------------------
                           7       Sole Dispositive Power

       Each                        439,588
                           -----------------------------------------------------
     Reporting             8       Shared Dispositive Power


    Person With                    1,005,174
--------------------------------------------------------------------------------
  9     Aggregate Amount Beneficially Owned by Each Reporting Person

        1,444,762
--------------------------------------------------------------------------------
 10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)

        CERTAIN SHARES*
--------------------------------------------------------------------------------
 11     Percent of Class Represented by Amount in Row (9)

        11.5%
--------------------------------------------------------------------------------
 12     Type of Reporting Person (See Instructions)

        IN
--------------------------------------------------------------------------------

CUSIP NO. 129914107                   13G                      PAGE 3 OF 7 PAGES
--------------------------------------------------------------------------------
  1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

        Bruce L. Goldman
--------------------------------------------------------------------------------
  2     Check the Appropriate Box if a Member of a Group     (a) [ ]
        (See Instructions)                                   (b) [ ]


--------------------------------------------------------------------------------
  3     SEC Use Only


--------------------------------------------------------------------------------
  4     Citizenship or Place of Organization

        U.S.A.
--------------------------------------------------------------------------------
    Number of
                           5       Sole Voting Power

      Shares                        271,800
                           -----------------------------------------------------
   Beneficially            6       Shared Voting Power

                                    864,474
     Owned by              -----------------------------------------------------
                           7       Sole Dispositive Power

       Each                         271,800
                           -----------------------------------------------------
     Reporting             8       Shared Dispositive Power


    Person With                     864,474
--------------------------------------------------------------------------------
  9     Aggregate Amount Beneficially Owned by Each Reporting Person

        1,136,274
--------------------------------------------------------------------------------
 10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)

        CERTAIN SHARES*
--------------------------------------------------------------------------------
 11     Percent of Class Represented by Amount in Row (9)

        9.1%
--------------------------------------------------------------------------------
 12     Type of Reporting Person (See Instructions)

        IN
--------------------------------------------------------------------------------

CUSIP No. 129914107                     13G                    Page 4 of 7 Pages


Item 1(a).      Name of Issuer:

                         Caliber Learning Network, Inc.

Item 1(b).      Address of Issuer's Principal Executive Offices:

                         500 South Exeter Street
                         Baltimore, MD 21202

Item 2(a).      Name of Persons Filing:

                         Steven M. Taslitz ("Taslitz")
                         Bruce L. Goldman ("Goldman")

Item 2(b).      Address of Principal Business Office or, if none, Residence:

                         c/o 650 Dundee Road, Suite 370
                         Northbrook, IL 60062

Item 2(c).      Citizenship:

                         U.S.A.

Item 2(d).      Title of Class of Securities:

                         Common Stock, par value $0.01 per share

Item 2(e).      CUSIP Number:

                         129914107

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

                         Not applicable.

CUSIP No. 129914107                     13G                    Page 5 of 7 Pages


Item 4.         Ownership:

                (a)      Amount beneficially owned as of December 31, 2000:

                                    Taslitz: 1,444,762*
                                    Goldman: 1,136,274**

      *The 1,444,762 shares beneficially owned by Taslitz includes (i) 10,000 shares held by Taslitz individually, (ii) 140,700 shares held by his wife, Kathy J. Taslitz; (iii) 864,474 shares held by Taslitz as co-trustee of the KJT Gift Trust U/A/D November 15, 1993 (the "KJT Gift Trust") and (iv) 429,588 shares held by Taslitz as trustee of the Eric D. Becker GST Exempt Family Irrevocable Trust U/A/D December 7, 1995 (the "Eric Becker Trust").

      **The 1,136,274 shares beneficially owned by Goldman includes: (i) 864,474 shares held by Goldman as co-trustee of the KJT Gift Trust, and (ii) 271,800 shares held by Goldman individually.

                (b)      Percent of Class:

                                    Taslitz: 11.5%
                                    Goldman:  9.1%

                (c)      Number of shares as to which such person has:

                         (i)    sole power to vote or to direct the vote:

                                    Taslitz: 439,588
                                    Goldman: 271,800

                         (ii)   shared power to vote or to direct the vote:

                                    Taslitz:  1,005,174
                                    Goldman:    864,474

                         (iii) sole power to dispose or to direct the disposition of:

                                    Taslitz: 439,588
                                    Goldman: 271,800

                         (iv) shared power to dispose or to direct the disposition of:

                                    Taslitz: 1,005,174
                                    Goldman:   864,474

CUSIP No. 129914107                     13G                    Page 6 of 7 Pages


Item 5.         Ownership of five percent or less of a class.

                                    Not Applicable.

Item 6.         Ownership of More than Five Percent on Behalf of Another Person.

                The information provided in Item 4 includes (a) 864,474 shares held by Taslitz and Goldman as co-trustees of the KJT Gift Trust, and (b) 429,588 shares held by Taslitz as trustee of the Eric Becker Trust. See Item 4.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                Company:

                                    Not Applicable.

Item 8.         Identification and Classification of Members of the Group.

                                    Not Applicable.

Item 9.         Notice of Dissolution of Group.

                                    Not Applicable.

Item 10.        Certifications.

                By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 129914107                     13G                    Page 7 of 7 Pages



      After reasonable inquiry and to the best of its knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of: February 13, 2001

                                              /s/ Bruce L. Goldman
                                              ----------------------------------
                                                  Bruce L. Goldman



                                              /s/ Steven M. Taslitz
                                              ----------------------------------
                                                  Steven M. Taslitz

                                  EXHIBIT INDEX


Exhibit No.         Description
-----------         -----------

     1              Agreement Pursuant to Rule 13d-1(k)(1)(iii) Concerning Joint
                    Schedule 13G Filing*



--------------

* Filed as Exhibit 1 to Schedule 13G filed with the Securities and Exchange Commission on January 31, 2000.